March 22, 2011

VIA EDGAR CORRESPONDENCE
Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

RE:	SensiVida Medical Technologies, Inc.

Form 10-K for the fiscal year ended February 28, 2010
Filed June 16, 2010
Forms 10-Q for the quarters ended May 31 and August 31, 2010
File No. 0-7405

Dear Mr. Vaughn:

We have received your correspondence dated March 1, 2011.  We have addressed your comments by reproducing below each comment and providing our response immediately thereafter.

Form 10-K for the fiscal year ended February 28, 2010

Product Development and Partnerships, page 5

1.
We note your response to prior comment 2.  Given that the amended filings after the date of the response letter continue to contain much of the disclosure that is the subject of that comment, we reissue it.  Also, please revise future filings to disclose the substance of your response to prior comment 2 and to remove the exhibits you mention in that response.

Response: We removed the terminated exhibits from the Form 10-K for the year ended February 28, 2010 that were discussed in your prior comment 2.  We understood your reference to "future filings" with respect to certain disclosures to mean filings made in our next periodic report (which will be for the Form 10-K for the year ended February 28, 2011) and thereafter.  We understood that when you wanted us to amend the filings that were the subject of your prior comments you made that instruction explicit as, for example, in your prior comments 3, 5, 13, 25, 28, 30 and 31.

2.
We reissue prior comment 3 given that your amended disclosure continues to refer only to the obligations of the parties under the agreements.  Please tell us and revise future filings to disclose what specific tasks the entities have actually performed under the agreements.

Response: Please see our response to comment 1 regarding the term "future filings". In addition, in this case we do not believe that specific tasks are material given that we have filed the agreements and disclosed the nature of the services being performed by the three companies addressed in that comment.  Further, the specific tasks being performed for us  by these companies are considered by us to be proprietary and to give us a competitive advantage, the disclosure of which could be detrimental to our company and our shareholders.

Intellectual Property, page 11

3.
We note your response to prior comment 5.  It appears from section 5.1 of your February 2007 agreement with Infotonics that you were required launch and generate commercial sales of a licensed product using Infotonics' technology by March 31, 2010.  It also appears that you have not done so.  With a view toward disclosure in future filings, please describe the consequences of not launching and commercializing product in the time frame required by the agreement with Infotonics.  Also, tell us why you do not disclose the term of the agreement as requested in our prior comment.

Response: In future filings, commencing with our Form 10-K for the year ended February 28, 2011, we will include a risk factor regarding possible consequences of not commercializing product in the time frame as required by the agreement with Infotonics. We will also seek to amend the existing Infotonics agreement to extend the March 31, 2010 time frame when it is strategically and financially prudent.

We believe, however, that there is a minimal chance that there will be negative consequences for not meeting the commercialization schedule under the agreement with Infotonics for the following reasons: (i) Since 2007, SensiVida has been fully responsible for supporting all technical, legal, and financial elements associated with the patent portfolio licensed from Infotonics; (ii) SensiVida has filed three patents that it owns solely which provide significant enabling embodiments and enhancements over the licensed Infotonics IP. Without access to our inventions, the licensed Infotonics IP would significantly decrease in commercial value; (iii) SensiVida's clinical, technical, and business progress since the IP agreement was executed provides Infotonics the best channel for extracting value from its IP since to our knowledge there are no other companies that have our knowledge basis in this area or approach our stage of development; and (iv) Infotonics would lose potential future royalties if it terminated the agreement.

4.
We reissue prior comment 6 given the continued reference to the "worldwide licensing rights for patents from Yale University" on page 40 of the amended Form 10-K filed after the date of your response letter.

Response: Since we focused our attention on the allergy and glucose monitoring industries, the worldwide licensing rights for patents from Yale University will not be pursued.  All reference to these rights should have been deleted with the amended Form 10-K.  We inadvertently failed to delete the reference, but have noted for deletion this reference in our next filing which is Form 10-K for February 28, 2011.

General and Administrative Expenses, page 21

5.
Please expand your response to prior comment 9 to clarify the impact of the agreement you mention.  It continues to be unclear why you have accrued fees for Dr. Alfano given your disclosure indicates you believe his lawsuit against you to recover those fees has no merit.

Response: We believe that the agreement in which Dr. Alfano agreed to forbear collection on his consulting agreement in exchange for the unlimited right to convert what is owed to him for his consulting services is dispositive of the case and a complete defense to his claim for monetary damages.  Accruing for financial statement purposes what he was to be paid under the consulting agreement that he had with us determines the amount of shares of our common stock that he is entitled to claim.  What amount of stock he will eventually receive will be a negotiation with present management since his performance under his 1992 consulting agreement was below the minimum hour requirements in our view and the deliverables were not met.

Liquidity and Capital Resources, page 22

6.	We note your response to prior comment 10, however it appears you have not filed the instruments governing warrants referenced in this section. Please revise future filings.

Response: We will file the warrants referenced in this section in future filings commencing with our Form 10-K for the year ended February 28, 2011.

Compliance with section 16(a) of the Securities Exchange Act, page 35

7.	The missing forms mentioned in your response to prior comment 15 have not yet been filed. Therefore, we reissue that comment.

Response: Form 3s were filed by Margaret Lydon on March 15, 2011 and by Frank Benick on March 16, 2011.  David Smith will file his Form 3 next week after he returns from his overseas trip.

Note 10 – Acquisition of SensiVida Medical Systems, Inc., page 44

8.
We note from your response to prior comment 12 that you used the fair value of the stock issued in determining the fair value of the transaction.  Further, we note that you determined the fair value of your common stock based on the weighted average price of your common stock 10 days before and after the consummation of the transaction.  Explain how your accounting complies with paragraph 805-30-30 of the FASB Accounting Standards Codification, which requires you to utilize the acquisition date fair value of the equity interests issued.

Response: We acknowledge paragraph 805-30-30 of the FASB Accounting Standards Codification, which requires the use of the acquisition date fair value of the equity interest issued.  On March 3, 2009 we noted the closing price per share was $0.08 with no shares trading on that day.  Because the Company’s stock is thinly traded, we chose an acquisition date fair value utilizing the weighted average price of our common stock 10 days before and after the consumption of the transaction, to eliminate any wide swings and provide for a fair presentation of value. Since the weighted average price approximated $0.08254 per share versus $0.08 (the value on the date of the transaction), the resulting difference approximated $84,600, which was not material to the total transaction, but in the opinion of management reflected a sound acquisition value, which accounted for trading before and after the acquisition date.

9.
We note from your response to prior comment 12 that you engaged the services of an independent valuation firm to estimate the fair value of SensiVida Medical Systems, Inc.  Paragraph 805-20-30-1 of the FASB Accounting Standards Codification requires you to recognize the identifiable assets at acquisition date fair value.  It is not clear how the valuation you describe here relating to the value of SensiVida Medical Systems, Inc. represents the fair value of the intangible assets.  Please clarify how your accounting complies with paragraph 805-20-30-1 of the FASB Accounting Standards Codification.

Response: In our previous response to comment No. 12, we indicated that with codification 805-20-30, “the acquirer shall measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at their acquisition date fair values."

We believe our response was clear and our values compliant with the codification.  We noted the fair value of the stock tendered and liabilities assumed.  The liabilities primarily represented a commercial loan and various other payables.  Taking into account, the current cash balance assumed, we arrived at a value approximating $2.8 million for the technology, which was detailed by listing of the patents filed and the status of product development to date.  Based on the assumptions and limiting conditions as described in the independent appraisals report, a fair market value of $3.8 million was concluded for the Company.

Due to the wide range of valuation amount and uncertainty of realizing the probabilities employed in the valuation, we conservatively used the fair value of the common stock issued and identifiable liabilities, less cash to arrive at a fair value for the technology identified and acquired, as follows:

Identified Assets
Cash	$558
Technology	2,808,563
Total	$2,809,121
Identified Liabilities
Accrued Expense	$2,437
Officer Loan	5,524
Note Payable	49,828
Total	57,789
Common Stock Issued	2,751,332
Total	$2,809,121

10.
Notwithstanding the above, we note that you are accounting for this transaction as the acquisition of a business.  Please explain how the acquired entity meets the definition of a business under 805-10-20 of the FASB Accounting Standards Codification.

Response: The FASB Accounting Standards Codification 805-10-20 defines a business as “an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants”.

Prior to the merger, SensiVida Medical Systems had the following assets and business structure:

1.           Developed a complete business plan dividing technical strategy, commercialization, competitive benchmarking, primary business research results, and sales/marketing plans, which resulted in the company being a finalist in two New York State business plan contests.
2.           Developed fully working electronic, optical, clinical prototypes of its allergy test system.
3.           Engineered (non-functional) models of its glucose sensor.
4.           Held intellectual property (numerous patents pending).
5.           Maintained management team and Board of Directors.
6.           Had shareholders.
7.           Had a key opinion leader and clinical consultants in place.
8.           Engaged legal counsel.
9.           Maintained a corporate bank account.
10.         Provided for a commercial line of credit.
11.         Filed New York State Corporate Business Tax Returns Form CT-3.
12.         Filed Federal Corporate Business Tax Returns Form 1120.
13.         Maintained an Internal Control Systems Document.

We did not function as a not-for-profit entity nor an educational institution.  The intention of our management and its shareholders has been the continued development of our technology for the economic benefit of our shareholders.

Exhibit Index, page 55

11.
Contrary to your response to prior comment 22, your future filings, such as the amendments you filed on February 15-22, 2011, did not include the disclosures required by Item 10(d) of Regulation S-K for the exhibits you incorporated by reference.  Therefore, we reissue that comment.

Response:  It will be filed as of the next filing which is Form 10-K for the year ended February 28, 2011.

Form 10-Q for the quarter ended May 31, 2010

12.
Please expand your response to prior comment 23 to clarify when you believe the Schedule 14C "became effective," when you amended your certificate of incorporation and how those dates are consistent with Exchange Act Rule 14c-2.  Also expand to tell us the authority on which you rely to not file an Item 5.07 Form S-K.

Response: The term "effective" applies to the amendment to our charter which was not allowed to become effective until at least 20 days following the mailing of the definitive Schedule 14C as stated in that filing, and we apologize for not making that more clear in our prior response.  With respect to Item 5.07 of Form S-K, we believed that the filing of the Schedule 14C provided the requisite disclosure of the shareholder consent and did not consider that a duplicative filing under Form 8-K was necessary.  We did not rely on any specific authority but viewed this simply as a matter of efficiency of resources and what we understood would not be the urgent filing which a Form 8-K was intended to cover, particularly since we could have waited to make the shareholder consent closer to the filing date for the preliminary Schedule 14C to obviate any Form 8-K filing.

Form 10-Q for the quarter ended August 31, 2010

13.	It appears you have not filed the lease agreement disclosed in note 8 to the financial statements, contrary to your response to prior comment 28. Please revise future filings.

Response: We will revise future 10-Q filings to include the lease agreement.  We note that the lease agreement was filed as exhibit 10.17 in our Form 10-K/A filed February 22, 2011.

In responding to your comment letter, SensiVida acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Akerman Senterfitt LLP, at (202) 824-1705. If you cannot reach him, please call me or our CFO, Frank Benick, at (908) 782-9300.

Sincerely,
/s/ Jose Mir

Jose Mir
President

cc:	Frank Benick
Ernest M. Stern, Esq.